Dividend Capital Total Realty Trust Inc.
518 Seventeenth Street, 17th Fl.
Denver, Colorado 80202
(303) 228-2200

January 24, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Jeffrey A. Shady, Esq.

  Re:
  Dividend Capital Total Realty Trust Inc.
  Registration Statement on Form S-11
  File No. 333-125338

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dividend Capital Total Realty Trust Inc., a Maryland corporation (the "Company") respectfully requests that the effective date of its Registration Statement on Form S-11, (File No. 333-125338) be accelerated by the Securities and Exchange Commission (the "Commission") to 4:30 p.m. New York City time on January 26, 2006 or as soon as practicable thereafter.

        As requested in the comment letter of the Commission, dated December 30, 2005, the Company hereby acknowledges that (i) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We request that we be notified of such effectiveness by a telephone call to Phyllis G. Korff of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2694 and that such efectiveness be confirmed in writing and delivered to the same by fax at (917) 777-2694.

Very truly yours,
Dividend Capital Total Realty Trust Inc.
By:	/s/ JOHN E. BIALLAS Name: John E. Biallas Title: Chief Financial Officer and Treasurer